                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           MILLER EXPLORATION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  600533 10 3
                                 (CUSIP NUMBER)

                            WILLIAM CASEY MCMANEMIN
                        3738 OAK LAWN AVENUE, SUITE 300
                              DALLAS, TEXAS 75219
                                 (214) 559-0300
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 6, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 600533 10 3                            SCHEDULE 13D


(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            SASI MINERALS COMPANY

-------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)  [ ]

                                                                       (b)  [ ]
-------------------------------------------------------------------------------
(3)   SEC Use Only


-------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                        OO (SEE ITEM 3)


-------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization    DELAWARE


-------------------------------------------------------------------------------


     Number of                    (7)     Sole Voting Power           1,042,480
                                  ---------------------------------------------
     Shares Bene-
     ficially                     (8)     Shared Voting Power                 0
                                  ---------------------------------------------
     Owned by
     Each                         (9)     Sole Dispositive Power      1,042,480
                                  ---------------------------------------------
     Reporting
     Person With                  (10)    Shared Dispositive Power            0
-------------------------------------------------------------------------------


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,042,480


-------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                         [ ]

-------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                   8.4%


-------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                            CO

-------------------------------------------------------------------------------

CUSIP NO. 600533 10 3                                  SCHEDULE 13D


(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            WILLIAM CASEY MCMANEMIN

-------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                        OO (SEE ITEM 3)


-------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization    UNITED STATES OF AMERICA

-------------------------------------------------------------------------------



     Number of                    (7)     Sole Voting Power           1,054,980
                                  ---------------------------------------------
     Shares Bene-
     ficially                     (8)     Shared Voting Power                 0
                                  ---------------------------------------------
     Owned by
     Each                         (9)     Sole Dispositive Power      1,054,980
                                  ---------------------------------------------
     Reporting
     Person With                  (10)    Shared Dispositive Power            0
-------------------------------------------------------------------------------


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,054,980

-------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                         [ ]

-------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                   8.5%


-------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                            IN

-------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Miller Exploration Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3104 Logan Valley Road, Traverse City, Michigan 49685-0348..

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c) SASI Minerals Company (the "Company") is a corporation organized under the laws of the State of Delaware. The Company's principal business address and office is c/o Sibag Holding Corporation, 1201 Market Street, Suite 1402, Wilmington, Delaware 19801. The principal business of the Company is oil and gas exploration and development.

      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Company, are set forth below:

                                                                                    Name, Principal Business
                                                                                         and Address of
                                                                                      Organization in which
           Name and                Capacity in Which             Principal            Principal Occupation
       Business Address            Serves the Company           Occupation                is Conducted
       ----------------            ------------------           ----------                ------------

 Eileen M. Blaker                       Director              Vice President        Sibag Holding Corporation
 1201 Market Street,
 Suite 1402                                                                              holding company
 Wilmington, DE 19801
                                                                                    1201 Market Street, Suite
                                                                                              1402
                                                                                      Wilmington, DE 19801

 Juergen Mittag                     President, Chief          Vice President        Sibag Holding Corporation
 1201 Market Street,             Executive Officer, and
 Suite 1402                             Director                                         holding company
 Wilmington, DE 19801
                                                                                    1201 Market Street, Suite
                                                                                              1402
                                                                                      Wilmington, DE 19801


 Dennis C. Gish                    Vice President and       Vice President and      Sibag Holding Corporation
 1201 Market Street,                   Controller               Controller
 Suite 1402                                                                              holding company
 Wilmington, DE 19801
                                                                                    1201 Market Street, Suite
                                                                                              1402
                                                                                      Wilmington, DE 19801


                                                                                    Name, Principal Business
                                                                                         and Address of
                                                                                      Organization in which
           Name and                Capacity in Which             Principal            Principal Occupation
       Business Address            Serves the Company           Occupation                is Conducted
       ----------------            ------------------           ----------                ------------

 Erika Ropers                          Treasurer                 Treasurer          Sibag Holding Corporation
 1201 Market Street,
 Suite 1402                                                                              holding company
 Wilmington, DE 19801
                                                                                    1201 Market Street, Suite
                                                                                              1402
                                                                                      Wilmington, DE 19801

 Gunnar O. Johansson                   Secretary                 Secretary          Sibag Holding Corporation
 1201 Market Street,
 Suite 1402                                                                              holding company
 Wilmington, DE 19801
                                                                                    1201 Market Street, Suite
                                                                                              1402
                                                                                      Wilmington, DE 19801


 Christine M. Newdeck           Assistant Treasurer and     Assistant Treasurer     Sibag Holding Corporation
 1201 Market Street,              Assistant Secretary          and Assistant
 Suite 1402                                                      Secretary               holding company
 Wilmington, DE 19801
                                                                                    1201 Market Street, Suite
                                                                                              1402
                                                                                      Wilmington, DE 19801


      William Casey McManemin ("Mr. McManemin"), pursuant to a Power of Attorney dated June 30, 1989 (the "Power of Attorney"), has the authority to act as agent of the Company in the negotiation, execution and delivery of contracts and other agreements, along with the supervision of activities, related to the Company's business. Included within this authority are instruments conveying title to all or any part of the Company's property. As a result, Mr. McManemin may be deemed to exercise investment power over the
1,042,480 shares of Common Stock owned by the Company.   In addition, Mr.
McManemin, in his individual capacity, purchased 12,500 shares of Common Stock on February 9, 1998. In addition to acting under the Power of Attorney and serving as an officer and director of the Manager of the Company, Mr. McManemin's principal occupation is serving as an officer and director of the general partners of Spinnaker Royalty Company, L.P. and of Republic Royalty Company, which are both engaged in oil and gas property acquisition, exploration and development. Mr. McManemin's business address is 3738 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219.

      (d)   Neither the Company nor any of the individuals identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)   Neither the Company nor any of the individuals identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America, with the exception of Ms. Ropers, who is a citizen of Germany, and Mr. Johansson, who is a citizen of Sweden.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In connection with the initial public offering of the Common Stock, the Company, along with other parties, entered into an Exchange and Combination Agreement with the Issuer (the "Exchange Agreement"). Pursuant to the Exchange Agreement, the Company contributed certain oil and gas interests to the Issuer, and in return the Company received the 1,042,480 shares of Common Stock covered by this Schedule 13D.

      Mr. McManemin's beneficial ownership, if any, of the 1,042,480 shares of Common Stock owned by the Company arises because of the terms of the Power of Attorney. Mr. McManemin purchased the additional 12,500 shares of Common Stock, which are owned in his individual capacity, for cash using personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Company and Mr. McManemin acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each may deem significant to investment decisions, the Company or Mr. McManemin may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that either of them may hereafter acquire.

      The reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Company. The Company is the beneficial owner of 1,042,480 shares of Common Stock. Based on the 12,430,000 shares of Common Stock outstanding, as reported in the Issuer's Registration Statement on Form S-1 (Registration No. 333-40383), the Company is the beneficial owner of approximately 8.4% of the outstanding shares of Common Stock.

            Mr. McManemin. Mr. McManemin may, by virtue of the Power of Attorney, be deemed to be the beneficial owner of all 1,042,480 shares of Common Stock beneficially owned by the Company. In addition, Mr. McManemin directly owns 12,500 shares in his individual capacity. This total of 1,054,980 shares of Common Stock constitutes approximately 8.5% of the outstanding shares of Common Stock.

            Executive Officers and Directors. None of the executive officers and directors of the Company named in Item 2 is the beneficial owner of any shares of Common Stock.

      (b) The Company. The Company has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 1,042,480 shares of Common Stock.

            Mr. McManemin. As the Attorney-in-Fact for the Company and the direct owner in his individual capacity of an additional 12,500 shares of Common Stock, Mr. McManemin has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 1,054,980 shares of Common Stock.

            Executive Officers and Directors. No executive officer or director of the Company has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) No person other than the Company and Mr. McManemin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      In connection with the initial public offering of the Common Stock, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company and the other contributing parties to the Exchange Agreement (collectively, the "Holders"). The Registration Rights Agreement provides to the Holders certain "piggyback" registration rights such that in the event the Issuer proposes to register any of its securities in a public offering, the Holders may require the Issuer to include their shares of Common Stock in such registration. Registration of shares of Common Stock owned by the Holders, including the Company, would result in such shares becoming freely tradeable by the Holders without restriction. Reference is made to the complete text of the Registration Rights Agreement, which is incorporated by reference in Exhibit 10.2.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    -   Joint Filing Agreement dated February 16, 1998 between SASI
                 Minerals Company and William Casey McManemin

Exhibit 10.1 -   Power of Attorney of SASI Minerals Company dated as of June
                 30, 1989 appointing William Casey McManemin as Attorney-in-
                 Fact.

Exhibit 10.2 -   Registration Rights Agreement among Miller Exploration
                 Company, SASI Minerals Company, and the other Stockholders, as identified therein, incorporated herein by reference to
                 Exhibit 10.8 to the Registration Statement on Form S-1
                 (Registration No. 333-40383) of Miller Exploration Company.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 16, 1998                      SASI MINERALS COMPANY

                                              By:  /s/ William Casey McManemin
                                                   ----------------------------
                                                   William Casey McManemin
                                                   Attorney-in-Fact



Date:  February 16, 1998                      /s/ William Casey McManemin
                                              ---------------------------------
                                              William Casey McManemin

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
Exhibit 1    -   Joint Filing Agreement dated February 16, 1998 between SASI
                 Minerals Company and William Casey McManemin

Exhibit 10.1 -   Power of Attorney of SASI Minerals Company dated as of June
                 30, 1989 appointing William Casey McManemin as Attorney-in-
                 Fact.

Exhibit 10.2 -   Registration Rights Agreement among Miller Exploration
                 Company, SASI Minerals Company, and the other Stockholders, as identified therein, incorporated herein by reference to
                 Exhibit 10.8 to the Registration Statement on Form S-1
                 (Registration No. 333-40383) of Miller Exploration Company.